Registration Statement No. 333-237342

Filed Pursuant to Rule 433

May 19, 2020

Big Banks: Playing a Rebound Within the Financial Sector

The financial stocks have been hit hard since the market selloff began in February, as the economic realities of the COVID-19 pandemic began to set in.

Although all 11 S&P Select Sector Indices have rebounded from their March lows, the Financial Select Sector Index is down 31.13% in 2020 (as of May 15), making it the second-worst performing index of the group.

In their most recent earnings reports, the largest banks in the U.S. outlined their loan loss provisions. According to Bloomberg, combined, JP Morgan, Wells Fargo, Citigroup, Bank of America, and Goldman Sachs collectively set aside $25 billion for bad loans as of the end of March 2020—and those figures may continue to increase.

But even as those banks prepare for heavy loan losses, given the recent stock performance of the Solactive MicroSectors U.S. Big Banks Index banks in April (+12.60%), investors may already be looking ahead to a potential recovery of the financial sector.

On an individual basis, the performance of the largest U.S. bank stocks has diverged. Wells Fargo, which set aside the most money for loan loss provisions as of the first quarter according to Bloomberg, is trading down 56.58% year-to-date as of May 15, while Goldman Sachs is only trading down 25.25% since the beginning of the year.

But as a group, big banks have outperformed the broader financial sector.

The Solactive MicroSectors™U.S. Big Banks Index (SOLUSBBT), which provides equal-weight exposure to the 10 largest U.S.-listed banking stocks by market cap, closed up 12.60% for the month of April 2020, compared to 9.58% for the Financial Select Sector Total Return Index (IXMTR).

Source: Bloomberg

Data through April 30, 2020

That relative outperformance could be explained by the concentration of the index—and the underperformance by lack thereof.

Financial indices like the Financial Select Sector Index are diversified across the entire sector, offering exposure to large banks, regional banks, insurance firms, capital markets firms, REITS, and other financial institutions. But sentiment in the sector can often be driven by the performance of the largest banks, and the outperformance of the MicroSectors U.S. Big Bank Index shows that the largest banks in the U.S. outperformed the broader financial sector in April. In this instance, the concentration outperformed the diversification.

It’s possible that investors looking to the financial sector will favor the largest financial stocks, as these banks may be better positioned to withstand an adverse economic environment compared to their smaller peers.

As of the end of April, the index included Bank of America (NYSE:BAC), Citigroup (NYSE:C), JPMorgan Chase (NYSE:JPM), Goldman Sachs (NYSE:GS), Wells Fargo (NYSE: WFC), Morgan Stanley (NYSE: MS), PNC Financial (NYSE: PNC), U.S. Bancorp (NYSE: USB), Charles Schwab (NYSE: SCHW), and Truist Financial (NYSE: TFC).

Gaining Exposure

For traders looking to gain bullish exposure to the big banks as a group, the MicroSectors™ U.S. Big Banks Index 3X Leveraged ETN (NYSE: BNKU) and MicroSectors™ U.S. Big Banks Index 2X Leveraged ETN (NYSE: BNKO) attempt to deliver three times and twice the daily exposure to the index, respectively.

On the bear side, the MicroSectors™ U.S. Big Banks Index -3X Leveraged ETN (NYSE: BNKD), MicroSectors™ U.S. Big Banks Index -2X Leveraged ETN (NYSE: BNKZ), and MicroSectors™ U.S. Big Banks Index -1X Leveraged ETN (NYSE: KNAB) attempt to deliver the three times inverse, two times inverse and inverse daily performance, respectively, providing a way for active traders to potentially benefit from decreases in the stock prices of the big banks without outright shorting the stocks.

The exchange traded notes are subject to the credit risk of Bank of Montreal, the issuer of the ETNs. The ETNs are also subject to the issuer’s credit ratings, and the issuer’s credit spreads may adversely affect the market value of the notes.

Please note that leveraged, inverse and inverse leveraged ETNs seek a return on the underlying index for a single day. Those investments are not “buy and hold” investments, and should not be expected to provide the respective return of the underlying index’s cumulative return for periods greater than a day. The investments are intended to be daily trading tools for sophisticated investors to manage daily trading risks as part of an overall diversified portfolio. They are designed to achieve their stated investment objectives only on a daily basis. Leveraged investments include risk and are not suitable for all investors. Please read the disclosure documents, including the relevant pricing supplements for information.

Bank of Montreal, the issuer of the ETNs, has filed a registration statement (including pricing supplements, a prospectus supplement and a prospectus) with the Securities and Exchange Commission (the "SEC") about the ETNs that are being offered by this free writing prospectus. Please read those documents and the other documents relating to these offerings that Bank of Montreal has filed with the SEC for more complete information about Bank of Montreal and these offerings. These documents may be obtained without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Bank of Montreal, any agent or any dealer participating in these offerings will arrange to send the applicable documents if so requested by calling toll-free at 1-877-369-5412.